Sage Group

05011197

30 August 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

<u>Attention : Filings Desk</u>

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of a notice regarding the fulfillment of the conditions precedent and remaining salient dates of the Sage Group / Momentum Group transaction.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

Received by: ______________________ Date: ________________

U:\EElsmore\SEC USA.doc

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Sage Centre
10 Fraser Street Johannesburg 2001
Tel (011) 377 5000
Fax (011) 834 2107

Sage Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623
("Sage")

Momentum Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1904/002186/06)
("Momentum")

ANNOUNCEMENT REGARDING THE FULFILMENT OF THE CONDITIONS PRECEDENT AND REMAINING SALIENT DATES

Shareholders of Sage ("shareholders") are referred to the announcement released on SENS on 16 August 2005.

1. Shareholders are advised that:
   1.1 the Competition Tribunal yesterday approved the acquisition by Business Venture Investments No 976 (Proprietary) Limited, a wholly owned subsidiary of Momentum, of all the shares in the issued share capital of Sage, other than those held by the excluded parties, subject to conditions which have been accepted by Sage and Momentum;
   1.2 the Order of Court sanctioning the scheme has been duly registered with the Registrar of Companies,

   and that accordingly all the conditions precedent to the implementation of the scheme have been fulfilled.

2. Remaining salient dates in regard to the implementation of the scheme are set out below:

	2005
Last day to trade in Sage shares on the JSE Limited ("JSE") in order to be recorded on the register on the consideration record date on	Friday, 2 September
Suspension of listing of Sage shares on the JSE at the commencement of trade on the JSE on	Monday, 5 September
Date on which shareholders, other than the excluded parties, must be recorded as such in the register to receive the initial payment of 142 cents per Sage share ("initial payment") and possible subsequent payment(s) of up to approximately 33 cents per Sage share ("subsequent payment(s)") ("consideration record date") by 17:00 on	Friday, 9 September
Operative date of the scheme at the commencement of trading on the JSE on	Monday, 12 September
Initial payment expected to be transferred electronically or posted to certificated shareholders, who were recorded in the register as such on the consideration record date (if documents of title are received on or prior to the operative date of the scheme) on	Monday, 12 September
Shareholders registered as such on the consideration record date who hold dematerialised shares to have their accounts, held at their Central Securities Depository Participant or broker, credited and updated with the initial payment on	Monday, 12 September
Termination of listing of Sage's shares on the JSE at the commencement of trade on the JSE on	Tuesday, 13 September

Notes:
1. No dematerialisation or rematerialisation of Sage shares may take place after Friday, 2 September 2005.
2. Certificated scheme participants who have not surrendered their documents of title on or before Friday, 9 September 2005 will have the scheme consideration posted within five business days of receipt of their document(s) of title by the transfer secretaries.

Shareholders are advised that the tax matters as described in the Circular to Shareholders dated 8 July 2005 are still being considered by the South African Revenue Service. Shareholders will be notified as and when the tax matters are finalised, including details of the potential subsequent payment(s).

25 August 2005

Financial advisor and transaction sponsor to Sage
JPMorgan

Merchant bank to Momentum and BVI 976
RAND MERCHANT BANK
A division of FirstRand Bank Limited

Attorneys to Sage
WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Attorneys to Momentum and BVI 976
Hofmeyr
Hofmeyr Herbstein & Gihwala Inc.
Registration number 1997/001523/21